August 13, 2020

Arthur C. Sandel
Special Counsel
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:	Mercedes-Benz Auto Lease Trust 2019-A
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 27, 2020
File No. 333-208533-07

Dear Mr. Sandel:

On behalf of Mercedes-Benz Financial Services USA LLC (“MBFS”), we hereby provide the following in response to your letter of August 13, 2020.

With respect to the comment in your letter and its reference to the Division of Corporation Finance’s Compliance and Disclosure Interpretations (“C&DI”), we confirm that in future filings for this and any other transaction for which MBFS is the servicer, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

Please let me know if you require additional information or if I can be of further assistance.

Very truly yours,

/s/ Steven C. Poling
Assistant General Counsel
Mercedes-Benz Financial Services USA LLC

cc:	Siegfried Knopf	Sidley Austin LLP
	Kayla Roberts	Securities and Exchange Commission